UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

 Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Customers Reached New Heights: Black Friday Edition

During Black Friday*, GMV and orders YoY growth reached 41% and 29% respectively

NEW YORK--(BUSINESS WIRE)--November 27, 2023--VTEX (NYSE: VTEX), the global enterprise digital commerce platform for premier brands and retailers, announced today a global strong performance during the start of the holiday shopping season, with the kickoff of Black Friday*. GMV reached US$353.8 million, representing an increase of 41% in USD over the same period in 2022 and 31% on an FX-neutral basis, and a 29% increase in orders year-over-year.

This Black Friday*, VTEX witnessed a significant GMV increase in verticals such as Apparel & Accessories (+43% YoY), Beauty and Health (+41% YoY) and Electronics (+39% YoY), in the more than 38 countries where it currently operates.

“Over the past year, brands and retailers had to adapt and navigate a challenging and constantly changing environment, seeking innovative ways to bolster profits amidst economic uncertainty,” says Mariano Gomide de Faria, founder and co-CEO at VTEX. “The current financial landscape, with money being more expensive than before, rewards retailers that make pragmatic decisions. VTEX stands out in this scenario, as our platform expedites revenue generation with competitive total cost of ownership.”

“VTEX gives its customers the power to implement, optimize, test and scale B2C and B2B digital experiences through a composable and complete platform. VTEX natively integrates commerce, marketplace and OMS solutions in one single platform. This allows our customers to leverage omnichannel inventory and fulfillment strengths while exploring new consumer engagement strategies. Our highly-flexible and low-maintenance platform helps customers to optimize IT investments with agility, while growing their profits,” he added.

VTEX Black Friday* 2023 Highlights:

  Black Friday* sales reached the highest peak on November 24th, at 8:47 am ET, when VTEX customers registered 2.8 thousand orders per minute.
  VTEX enabled 2.8 million consumer orders globally from their preferred brands and retailers during Black Friday* 2023, representing a year-over-year increase of 29%.
  The top five regions with the highest year-over-year growth in volume were Brazil, Europe, the United States, South Africa, and Colombia.

Along with the global sales growth, the VTEX platform has also delivered scalability, reliability, and security, giving peace of mind to its customers during Black Friday*.

“We're thrilled about being the backbone for connected commerce," says Gomide de Faria. “In 2023, despite economic uncertainties, we remain committed to assisting our customers in making strategic digital commerce investments to achieve their growth plans and enhance their profitability," concludes the executive.

* The Black Friday disclosed data is based on gross merchandise volume (GMV) and orders by VTEX customers around the world from 23/Nov/2023 00:00 UTC (Thursday) to 24/Nov/2023 23:59 UTC (Friday), and compared to 24/Nov/2022 00:00 UTC (Thursday) to 25/Nov/2022 23:59 UTC (Friday).

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements concerning commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment.

Contacts

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

VTEX Press Contact
Stefano Manzolli
Global Field Marketing Director
VTEX@methodcommunications.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer